

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2010

Glenn K. Murphy
Chairman and Chief Executive Officer
The Gap, Inc.
Two Folsom Street
San Francisco, CA 94105

      Re: The Gap, Inc.
               Form 10-K for Fiscal Year Ended January 30, 2010
               Filed March 26, 2010
               File No. 001-07562

Dear Mr. Murphy:

      We have completed our review of your filing and do not have any further comments at this time.

                           Sincerely,

                           John Reynolds
                           Assistant Director